For Immediate Release

Media Relations Contact:        Vincent Power
Sears Canada Inc.
    416-941-4422
vpower@sears.ca

Sears Canada Reports Fourth Quarter Earnings and Full-Year Results

TORONTO - February 27, 2013 - Sears Canada Inc. (TSX: SCC) today announced its unaudited fourth quarter and full-year results. Total revenues for the 14-week period ended February 2, 2013 were $1,298.0 million versus $1,365.9 million for the 13-week period ended January 28, 2012, a decrease of 5.0%. Same store sales for the quarter decreased 3.8%. All amounts in this release are expressed in Canadian dollars unless otherwise specified.

Net earnings for the 14-week fourth quarter this year were $39.9 million or 39 cents per share versus $41.0 million or 39 cents per share for the 13-week fourth quarter of the prior year. Included in the net earnings for the fourth quarter this year were pre-tax gains of $21.1 million related to a voluntary buyout program concerning post-retirement benefits and $8.6 million related to the sale of a joint venture interest, and a pre-tax charge of $12.6 million related to Transformation expenses. Included in net earnings for the fourth quarter last year was a pre-tax charge of $14.4 million related to Transformation expenses. Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for the 14-week period ended February 2, 2013 was $62.4 million versus $101.8 million for the 13-week period ended January 28, 2012.

Total revenues for the 53-week period ended February 2, 2013 were $4,300.7 million versus $4,619.3 million for the 52-week period ended January 28, 2012, a decrease of 6.9%. Same store sales for the year decreased 5.6%. Net earnings for the year ended February 2, 2013 were $101.2 million or 99 cents per share versus a net loss of $50.3 million or 48 cents per share for the 52-week period ended January 28, 2012. Included in net earnings for the year this year was a pre-tax gain of $167.1 million related to lease terminations and a charge of $12.6 million related to Transformation expenses. Included in the net loss for the year last year was a charge of $60.0 million related to Transformation expenses. Adjusted EBITDA for the 53-week period ended February 2, 2013 was $47.0 million versus $124.0 million for the 52-week period ended January 28, 2012.

Commenting on the fourth quarter, Calvin McDonald, President and Chief Executive Officer, Sears Canada Inc., said, "Although sales were lower than last year, our same store sales performance in the fourth quarter improved over the three prior quarters. Home electronics and Craftsman, which includes snowblowers and hardware, contributed to the majority of our sales decline. Though the positive sales trend in major appliances slowed, we continued to add market share. Of particular note was the positive same store sales growth of our apparel and accessories business in the quarter compared to the fourth quarter last year. Inventory quality at the end of the quarter improved compared to the same time last year, as a result of a significant reduction in out-of-season inventory."

With respect to the full year, Mr. McDonald said, “While the revenues and Adjusted EBITDA in 2012 were disappointing, we have said from the outset that our Transformation is a three-year journey. We implemented many initiatives during 2012 to which our customers have responded positively such as an enterprise-wide price rebalancing under '5,000 Lower Prices', our quarterly LOOK! reports, The Baby's Room, the redesigned Sears Home store in Ottawa, and nine completely refreshed full-line stores. We expect to build on these and our other successes as we move into 2013.

"I acknowledge the efforts and dedication of the 29,000 Sears associates who continue to implement the changes necessary to move the Transformation forward, and I thank them for their commitment."

This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns the Company's future financial performance, business strategy, plans, goals and objectives. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to successfully implement its cost reduction, productivity improvement and strategic initiatives and whether such initiatives will yield the expected benefits; the results achieved pursuant to the Company's long-term marketing and servicing alliance with JPMorgan Chase Bank, N.A.; general economic conditions; competitive conditions in the businesses in which the Company participates; changes in consumer spending; seasonal weather patterns; customer preference toward product offerings; changes in the Company's relationship with its suppliers; interest rate fluctuations and other changes in funding costs; fluctuations in foreign currency exchange rates; the possibility of negative investment returns in the Company's pension plan; the outcome of pending legal proceedings; and changes in laws, rules and regulations applicable to the Company. While the Company believes that its forecasts and assumptions are reasonable, results or events predicted in this forward-looking information may differ materially from actual results or events.

Adjusted EBITDA is a non-IFRS measure, and excludes finance costs, interest income, share of income or loss from joint ventures, income tax expense or recovery, depreciation and amortization and income or expenses of a non-recurring, unusual or one-time nature. Please refer to the table attached for a reconciliation of net earnings (loss) to Adjusted EBITDA.

Sears Canada is a multi-channel retailer with a network that includes 181 corporate stores, 261 hometown dealer stores, 9 home services showrooms, over 1,500 catalogue and online merchandise pick-up locations, 101 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

SEARS CANADA INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Unaudited

(in CAD millions)	As at February 2, 2013	As at January 28, 2012

ASSETS
Current assets
Cash and cash equivalents	$237.0	$397.4
Accounts receivable, net	76.2	116.2
Income taxes recoverable	5.5	4.1
Inventories	851.4	823.9
Prepaid expenses	30.1	27.9

Total current assets	1,200.2	1,369.5

Non-current assets
Property, plant and equipment	840.0	872.0
Investment property	21.7	21.7
Intangible assets	27.2	23.6
Goodwill	8.7	8.7
Investment in joint ventures	263.4	301.4
Deferred tax assets	83.8	84.6
Other long-term assets	34.1	49.2

Total assets	$2,479.1	$2,730.7

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$482.0	$576.8
Deferred revenue	197.5	208.0
Provisions	66.3	64.8
Income taxes payable	—	1.0
Other taxes payable	33.9	42.8
Principal payments on long-term obligations due within one year	5.2	5.1

Total current liabilities	784.9	898.5

Non-current liabilities
Long-term obligations	30.9	117.6
Deferred revenue	90.7	89.2
Retirement benefit liability	415.7	452.3
Deferred tax liabilities	5.8	5.3
Other long-term liabilities	74.7	75.8

Total liabilities	1,402.7	1,638.7

SHAREHOLDERS’ EQUITY
Capital stock	14.9	15.0
Retained earnings	1,208.2	1,218.5
Accumulated other comprehensive loss	(146.7)	(141.5)
Total shareholders’ equity	1,076.4	1,092.0
Total liabilities and shareholders’ equity	$2,479.1	$2,730.7

SEARS CANADA INC.
CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS)
For the 14 and 53-week periods ended February 2, 2013 and the 13 and 52-week periods ended January 28, 2012

Unaudited

	14 and 13-Week Period		53 and 52-Week Period
(in CAD millions, except per share amounts)	2012	2011	2012	2011
Revenue	$1,298.0	$1,365.9	$4,300.7	$4,619.3
Cost of goods and services sold	848.7	864.6	2,749.2	2,932.3
Selling, administrative and other expenses	429.6	442.7	1,634.4	1,737.9
Operating earnings (loss)	19.7	58.6	(82.9)	(50.9)

Gain on lease terminations	—	—	167.1	—
Gain on sale of interest in joint venture	8.6	—	8.6	—
Gain on settlement of post-retirement benefits	21.1	—	21.1	—
Finance costs	2.4	4.0	13.3	16.0
Interest income	0.8	0.4	4.1	1.7
Share of income from joint ventures	0.1	1.5	9.5	8.3
Earnings (loss) before income taxes	47.9	56.5	114.2	(56.9)

Income tax (expense) recovery
Current	3.9	12.3	(8.2)	(18.7)
Deferred	(11.9)	(27.8)	(4.8)	25.3
	$(8.0)	$(15.5)	$(13.0)	$6.6
Net earnings (loss)	$39.9	$41.0	$101.2	$(50.3)

Basic net earnings (loss) per share	$0.39	$0.39	$0.99	$(0.48)
Diluted net earnings (loss) per share	$0.39	$0.39	$0.99	$(0.48)

Net earnings (loss)	$39.9	$41.0	$101.2	$(50.3)

Other comprehensive loss:
Gain (loss) on foreign exchange derivatives	—	0.9	—	(4.1)
Reclassification to net earnings (loss) of (gain) loss on foreign exchange derivatives	(0.2)	0.2	(0.2)	7.1
Remeasurement loss on net defined retirement benefit liability	(6.3)	(79.1)	(5.0)	(79.1)
Other comprehensive loss	$(6.5)	$(78.0)	$(5.2)	$(76.1)
Comprehensive income (loss)	$33.4	$(37.0)	$96.0	$(126.4)

SEARS CANADA INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the 14 and 53-week periods ended February 2, 2013 and the 13 and 52-week periods ended January 28, 2012

Unaudited

(in CAD millions)	Capital stock	Retained earnings	Foreign exchange derivatives designated as cash flow hedges	Remeasurement loss	Accumulated other comprehensive (loss) income	Shareholders’ equity
Balance as at October 27, 2012	$14.9	$1,270.2	$0.2	$(140.4)	$(140.2)	$1,144.9
Comprehensive income (loss)
Net earnings		39.9			—	39.9
Other comprehensive loss
Reclassification of gain on foreign exchange derivatives			(0.2)		(0.2)	(0.2)
Remeasurement loss on net defined retirement benefit liability			(6.3)		(6.3)	(6.3)
Total other comprehensive loss	—	—	(6.5)	—	(6.5)	(6.5)
Total comprehensive income (loss)	—	39.9	(6.5)	—	(6.5)	33.4
Dividends declared		(101.9)				(101.9)
Balance as at February 2, 2013	$14.9	$1,208.2	$(6.3)	$(140.4)	$(146.7)	$1,076.4

Balance at October 29, 2011	$15.1	$1,188.2	$(0.9)	$(62.6)	$(63.5)	$1,139.8
Comprehensive (loss) income
Net earnings		41.0			—	41.0
Other comprehensive (loss) income
Gain on foreign exchange derivatives			0.9		0.9	0.9
Reclassification of loss on foreign exchange derivatives			0.2		0.2	0.2
Remeasurement loss on net defined retirement benefit liability				(79.1)	(79.1)	(79.1)
Total other comprehensive (loss) income	—	—	1.1	(79.1)	(78.0)	(78.0)
Total comprehensive (loss) income	—	41.0	1.1	(79.1)	(78.0)	(37.0)
Repurchases of common shares	(0.1)	(10.7)	—	—	—	(10.8)
Balance as at January 28, 2012	$15.0	$1,218.5	$0.2	$(141.7)	$(141.5)	$1,092.0

Balance as at January 28, 2012	$15.0	$1,218.5	$0.2	$(141.7)	$(141.5)	$1,092.0
Comprehensive income (loss)
Net earnings		101.2			—	101.2
Other comprehensive loss
Reclassification of gain on foreign exchange derivatives			(0.2)		(0.2)	(0.2)
Remeasurement loss on net defined retirement benefit liability				(5.0)	(5.0)	(5.0)

Total other comprehensive loss	—	—	(0.2)	(5.0)	(5.2)	(5.2)
Total comprehensive income (loss)	—	101.2	(0.2)	(5.0)	(5.2)	96.0
Repurchases of common shares	(0.1)	(9.6)				(9.7)
Dividends declared		(101.9)				(101.9)
Balance as at February 2, 2013	$14.9	$1,208.2	$—	$(146.7)	$(146.7)	$1,076.4

Balance at January 29, 2011	$15.4	$1,310.4	$(2.8)	$(62.6)	$(65.4)	$1,260.4
Comprehensive (loss) income
Net loss		(50.3)			—	(50.3)
Other comprehensive (loss) income
Loss on foreign exchange derivatives			(4.1)		(4.1)	(4.1)
Reclassification of loss on foreign exchange derivatives			7.1		7.1	7.1
Remeasurement loss on net defined retirement benefit liability				(79.1)	(79.1)	(79.1)
Total other comprehensive (loss) income	—	—	3.0	(79.1)	(76.1)	(76.1)
Total comprehensive (loss) income	—	(50.3)	3.0	(79.1)	(76.1)	(126.4)
Repurchases of common shares	(0.4)	(41.6)				(42.0)
Balance as at January 28, 2012	$15.0	$1,218.5	$0.2	$(141.7)	$(141.5)	$1,092.0

SEARS CANADA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 14 and 53-week periods ended February 2, 2013 and the 13 and 52-week periods ended January 28, 2012

Unaudited

	14 and 13-Week Period		53 and 52-Week Period
(in CAD millions)	2012	2011	2012	2011
Cash flow generated from (used for) operating activities
Net earnings (loss)	$39.9	$41.0	$101.2	$(50.3)
Adjustments for:
Depreciation and amortization expense	28.1	28.8	113.3	114.9
Impairment losses (reversal)	1.9	2.5	(0.2)	2.5
Loss on disposal of property, plant and equipment	0.3	0.3	1.2	1.1
Gain on sale of joint venture	(8.6)	—	(8.6)	—
Gain on lease terminations	—	—	(167.1)	—
Finance costs	2.4	4.0	13.3	16.0
Interest income	(0.8)	(0.4)	(4.1)	(1.7)
Share of income from joint ventures	(0.1)	(1.5)	(9.5)	(8.3)
Retirement benefit plans expense	7.8	7.5	31.6	30.2
Gain on settlement of post-retirement benefits	(21.1)	—	(21.1)	—
Short-term disability expense	2.5	2.4	8.4	8.4
Income tax expense (recovery)	8.0	15.5	13.0	(6.6)
Interest received	0.7	0.3	2.3	1.6
Interest paid	(1.5)	(3.9)	(5.3)	(4.6)
Retirement benefit plans contributions	(31.9)	(2.9)	(63.0)	(17.9)
Income tax refunds (payments), net	8.3	16.1	9.0	(21.6)
Other income tax receipts (deposits), net	11.1	11.7	(4.1)	—
Changes in non-cash working capital	68.2	40.5	(122.2)	29.6
Changes in long-term assets and liabilities	3.8	(10.7)	32.0	(8.3)
	119.0	151.2	(79.9)	85.0
Cash flow (used for) generated from investing activities
Purchases of property, plant and equipment and intangible assets	(45.1)	(28.3)	(97.5)	(84.3)
Proceeds from sale of capital assets	0.4	0.1	2.2	0.7
Proceeds from lease terminations	—	—	175.0	—
Proceeds from sale of Cantrex operations	—	—	3.5	—
Proceeds from sale of joint venture	38.3	—	38.3	—
Dividends received from joint ventures	1.6	6.0	18.4	20.1
	(4.8)	(22.2)	139.9	(63.5)
Cash flow (used for) generated from financing activities
Interest paid on finance lease obligations	(0.7)	(0.6)	(2.4)	(2.2)
Repayment of long-term obligations	(3.0)	(1.5)	(142.3)	(117.1)
Proceeds from long-term obligations	1.5	101.1	35.8	105.0
Dividend payments	(101.9)	—	(101.9)	—
Repurchases of common shares	—	(10.8)	(9.7)	(42.0)
	(104.1)	88.2	(220.5)	(56.3)
Increase (Decrease) in cash and cash equivalents	$10.1	$217.2	$(160.5)	$(34.8)
Effect of exchange rate on cash and cash equivalents at end of period	0.1	0.1	0.1	(0.1)
Cash and cash equivalents at beginning of period	$226.8	$180.1	$397.4	$432.3
Cash and cash equivalents at end of period	$237.0	$397.4	$237.0	$397.4

SEARS CANADA INC.
RECONCILIATION OF NET EARNINGS (LOSS) TO ADJUSTED EBITDA
For the 14 and 53-week period ended February 2, 2013 and the 13 and 52-week period ended January 28, 2012

Unaudited

	Fourth Quarter		Fiscal
(in CAD millions, except per share amounts)	2012	2011	2012	2011
Net earnings (loss)	$39.9	$41.0	$101.2	$(50.3)
Transformation expense[1]	12.6	14.4	12.6	60.0
Gain on lease terminations[2]	—	—	(167.1)	—
Accelerated tenant inducement amortization[3]	—	—	(4.0)	—
Lease exit costs[4]	2.0	—	8.0	—
Gain on settlement of post-retirement benefits[5]	(21.1)	—	(21.1)	—
Gain on sale of interest in joint venture[6]	(8.6)	—	(8.6)	—
Depreciation and amortization expense	28.1	28.8	113.3	114.9
Finance costs	2.4	4.0	13.3	16.0
Interest income	(0.8)	(0.4)	(4.1)	(1.7)
Share of income from joint ventures	(0.1)	(1.5)	(9.5)	(8.3)
Income tax expense (recovery)	$8.0	15.5	$13.0	(6.6)
Adjusted EBITDA[7]	$62.4	$101.8	$47.0	$124.0
Basic net earnings (loss) per share	$0.39	$0.39	$0.99	$(0.48)

1Transformation expense during 2012 relates to severance costs incurred during the end of the year. Fiscal 2011 Transformation expense includes costs related to internal reorganization and the disposition of excess inventory.
2Gain on lease terminations represents the pre-tax gain on the early surrender and return of leases on four properties.
3Accelerated tenant inducement amortization represents the accelerated amortization of lease inducements relating to three of the properties referred to in footnote 2 above.
4Lease exit costs represent costs incurred to exit properties referred to in footnote 2 above.
5Gain arising from the settlement of post-retirement benefits of eligible members covered under the non-pension post-retirement plan.
6During Q4 2012, the Company sold its interest in Medicine Hat Mall for net proceeds of $38.3 million, recognizing a pre-tax gain of $8.6 million on the sale.
7Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company's performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.